SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

September 16, 2011

Re:                              Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed May 6, 2011
(File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2010, filed with the Commission on May 6, 2011 (File No. 001-13758).

We note that the responses set forth below are based solely on information received from the Company’s management.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 99

Comment 1:                               Please disclose how the recent financial rescue of Portugal, which has disrupted credit markets, has impacted your ability to access the undrawn amount of underwritten commercial paper and committed standby facilities.  Refer to the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis at http://www.sec.gov/ rules/interp/2010/33-9144fr.pdf.

Response:                                         The Company addresses the consequences for, and risks to, its business of the economic crisis in Portugal and the economic rescue of Portugal in Item 3—Key Information—Risk Factors of the Form 20-F, especially the risk factors on pages 10-11 of the Form 20-F entitled “—The current economic and financial crisis has affected, and will likely continue to affect, demand for our products and services, our revenues and our profitability,” “—Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities” and “—Any future downgrades may impair our ability to obtain financing and may significantly increase our cost of debt.” In that section, the Company highlights the potential impact on its liquidity and financing position of this crisis.

As disclosed in Note 47 to the financial statements included in the Form 20-F and in Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and cash and cash equivalents—Debt Instruments and Repayment and Refinancing of Indebtedness on page 106 of the Form 20-F, after December 31, 2010, the Company remained able to obtain financing in the international markets.  Portugal Telecom issued a Euro bond in the amount of Euro 600 million in February 2011 and entered into new credit facilities in March 2011, increasing the aggregate amount of those facilities to Euro 1,200 million in April 2011 after the economic rescue package for Portugal had been announced.  In addition, during 2011, Portugal Telecom has continued to benefit from investor interest in subscribing for commercial paper under the non-underwritten portion of its commercial paper programs.

As of December 31, 2010, May 6, 2011 and as of today, the Company has complied with all covenants in the contracts relating to the undrawn amounts under its revolving credit facilities and underwritten commercial paper programs.  Accordingly, the economic crisis and rescue in Portugal has not affected the Company’s ability to use these undrawn amounts.  Considering the Company’s significant operations and investments outside Portugal, the Company expects to comply with these covenants in the future.  Nevertheless, as disclosed in the Risk Factors section for the Form 20-F, the Company’s financial performance, its ability to obtain financing and the costs of financing could be affected by the global economic crisis in the future.

In addition, the contractual terms of the Company’s revolving credit facilities and underwritten commercial paper programs do not include specific covenants or triggers relating to the ratings of the Portuguese Republic, the financial rescue of the Portuguese economy or the Portuguese economy generally.  Therefore, the Company does not expect a direct effect from the financial rescue on its ability to borrow under its existing revolving credit facilities and underwritten commercial paper programs.

Finally, the counterparties for the majority of the above-mentioned revolving credit facilities and underwritten commercial paper programs are international financial entities that, to the best of the Company’s knowledge, are less exposed to the economic crisis in Portugal than Portuguese financial institutions. Of the total undrawn amount under the Company’s revolving credit facilities and underwritten commercial paper programs, there are Euro 200 million of commitments from a Portuguese financial institution, which as of the date of this letter has not reported any intention not to comply with its obligations under the terms of the contract in the event the Company draws that amount.

In the next Portugal Telecom’s Annual Report on Form 20-F and taking into account the evolution of the economic crisis in Portugal, the economic rescue of Portugal and their consequences to the Company’s business, the Company will update its disclosure in the Liquidity and Capital Resources section accordingly and undertakes to include a specific discussion of its ability to avail itself of its revolving credit facilities and underwritten commercial paper programs.  In doing so, the Company will take into account the Commission’s Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis.

Item 18 — Financial Statements

Notes to Consolidated Financial Statements

7. Segment reporting, page F-35

Comment 2:                               Per your disclosure, business segmentation is based on the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Tell us your consideration of your “other businesses” operations as an operating segment.  Refer to paragraph 5 of IFRS 8.  In this regard, we note from your website at http://ir.telecom.pt/InternetResource/PTSite/UK/Canais/Investidores/ GovernodaSociedade/Gestao/shakhafwine that since his appointment as Member of the Executive Committee, Mr. Shakhaf Wine has been responsible for PT’s operations in the Brazilian market.

Response:                                         The “Other businesses” category disclosed in Note 7 to the financial statements in the Form 20-F primarily includes the Company’s mobile and wireline businesses in Cabo Verde, Timor and Namibia (MTC).  The Company has concluded that each of these businesses does not comply individually with any of the quantitative thresholds under IFRS 8.13 that would require that they be disclosed as a reportable segment.

In addition, in accordance with IFRS 8.12, the Company believes that these businesses should not be aggregated because of the lack of similarity in their economic characteristics, the methods used to provide their services and the applicable regulatory environments.

In March 2009, Mr. Shakhaf Wine was appointed as a member of the Executive Committee of Portugal Telecom and since then has been responsible for the Company’s telecommunications operations in Brazil, represented initially by its investment in the Vivo group, until its disposal in September 2010, and currently by the Company’s investment in the Oi group, acquired in March 2011.

Until September 27, 2010, Portugal Telecom had a 50% interest in Brasilcel, a jointly controlled entity that had the control of Vivo, the largest mobile telecommunications operator in Brazil.  On that date, the Company sold its investment in Brasilcel to Telefónica, S.A.  Until that date, Vivo was disclosed as a reportable segment. In 2010 the Company presented this segment in its financial statements as a discontinued operation according to IFRS 5.

On March 28, 2011, Portugal Telecom completed the acquisition of a direct and indirect stake of 25.3% in Telemar Norte Leste, S.A. (“Telemar”). Telemar, which operates under the brand name “Oi,” is a leading provider of telecommunications services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. This acquisition was completed pursuant to a memorandum of understanding entered into on July 28, 2010 by Portugal Telecom with Andrade Gutierrez Participações, S.A. and LF Tel, S.A., two of the main shareholders of Telemar Participações, S.A. (“Telemar Participações”), which set forth the principles for the development of a strategic partnership between Portugal Telecom and the Oi group. Telemar Participações is a holding company that indirectly controls Telemar. As explained in this letter in the response to Comment No. 9, in 2011 the Company will proportionally consolidate the results of the Oi group and will disclose it as an operating segment since the Company’s management will review and assess its performance periodically through its Board member Shakhaf Wine.

Following the disposition of Vivo and the acquisition of the Oi group, Portugal Telecom has maintained the structure of its segment reporting, replacing Vivo with the Oi group as its operating segment in the Brazilian market, and in its next Annual Report on Form 20-F, that operating segment will be disclosed.

a) Wireline, page F-36

Comment 3:                               Tell us why you attributed a higher effective tax rate to the wireline segment in 2010 when compared with the mobile segment.

Response:                                         The Company’s wireline segment comprises its subsidiaries - PT Comunicações, S.A. (“PTC”) and PT Prime, S.A. (“PT Prime”). In 2010, PT Prime had profitable income before taxes and PTC had a loss before taxes. If one were to split the income before taxes and income taxes for each company, the resulting effective tax rate would be similar to the statutory rate and in line with the effective tax rate for the mobile segment (TMN), as set forth in the following table:

	Wireline segment			Mobile segment
	PT Prime	PTC	Total	TMN
Income before income taxes	166	(139)	27	373
Income taxes	47	(31)	17	103
Effective tax rate	28.5%	21.9%	62.6%	27.6%
Statutory tax rate	29.0%	25.0%	n.a.	29.0%

As disclosed in Note 19 on page F-65 of the Form 20-F, in 2010, Portuguese companies are subject to taxes on collectible income as follows: (1) a 25% corporate income tax rate (“IRC”), (2) a 1.5% municipal surcharge (“Derrama”) and (3) a 2.5% state surcharge (“Derrama Estadual”) introduced in 2010 and applicable to taxable profits in excess of Euro 2 million. Companies with tax losses may only carry forward 25% of the loss.

19. Income taxes

b) Reconciliation of income tax provision, page F-68

Comment 4:                               Refer to footnote (i) on this page. Please clarify the basis for the tax adjustment arising from “gain related to a corporate restructuring of African businesses which resulted in a decrease of deferred tax liabilities (related to unpaid dividends from associated companies), following a reduction in the estimated applicable tax rate from 26.5% to 10%.”

Response:                                         Portugal Telecom’s African business is held by a 75%-owned subsidiary named Africatel BV with headquarters in Netherlands, which holds a 100%-owned subsidiary named PT Ventures. PT Ventures holds Portugal Telecom’s 25% investment in Unitel, a mobile telecommunications company in Angola. PT Ventures accounts for this investment by the equity method. PT Ventures had its headquarters in Lisbon until May 2010.

Following certain changes in the tax legislation in Portugal and Angola that occurred in 2010, the Company decided to transfer the headquarters of PT Ventures from Lisbon to Funchal, in the Portuguese island of Madeira, since this location became more tax efficient, namely because a lower tax rate is applicable to dividends received from foreign companies (between 4% and 10%, compared with 26.5% for companies with headquarters in continental Portugal).

According to IAS 12.42, a deferred tax liability should be recorded when applying the equity method of accounting to associated companies because the investor is not able to control the reversal of the temporary difference if undistributed results are expected to be received in future under the form of dividends and if those dividends are taxable. PT Ventures had recorded a deferred tax liability related to the tax effect on the dividends to be received from Unitel.

Following the change of its headquarters to Madeira that occurred in May 2010, PT Ventures reassessed those deferred tax liabilities based on the applicable corporate tax rate (between 4% and 10%), which is also estimated to be in force at the date of reversal of the temporary differences related to these deferred tax liabilities, and Portugal Telecom accordingly recognized the reversal of a deferred tax liability.

The Company acknowledges the Staff’s comment and will clarify this footnote in future filings.

26. Accounts receivable — other, page F-77

Comment 5:                               We note that receivables from Unitel (captioned related parties) included US$157.5 million related to unpaid dividends from previous years and US$175 million related to the year 2009. Tell us how you evaluated the collectability of dividends unpaid from 2009 and previous years.

Response:                                         The receivables from Unitel as of December 31, 2010 consist of (1) dividends of US$175 million related to 2009 net income, the distribution of which was approved at the General Meeting of Shareholders of Unitel held in June 2010; and (2) dividends resulting from the distribution of free reserves amounting to US$157.5 million, which were approved at the General Meeting of Shareholders held in December 2010.

The Company does not anticipate any problems regarding the collectability of these receivables based on the following facts:

(a)          There are no limitations on the repatriation of capital by Unitel in Angola, although certain exchange control rules apply;

(b)         Regarding dividends receivable amounting to US$175 million related to the 2009 net income, the Company has already received the full amount during the six-month period ended June 30, 2011, of which US$135 million was received by the end of April 2011, before the Company filed its Form 20-F;

(c)          Regarding the US$157.5 million receivable, although the amount relates to net income from previous years, it corresponds to free reserves that were attributed and approved for distribution only in December 2010;

(d)         Historically, the Company has always received dividends attributed and approved by the General Assembly of Unitel. Dividend payments have always occurred during the period of one year after being approved for distribution, after fulfilling certain exchange control procedures in Angola. In fact:

i.            the Company received the dividends related to 2008 net income amounting to US$150 million in two installments, of which US$90 million was received in the fourth quarter of 2009 and US$60 million was received in first quarter of 2010;

ii.         the Company received the dividends related to 2007 net income, amounting to US$80 million, in January 2009;

iii.     the Company received the dividends related to 2006 net income, amounting to US$65 million, in October 2007; and

iv.    the Company received the dividends related to 2005 net income, amounting to US$35 million, in January 2007.

In summary, based on the strong cash position of Unitel, the absence of limitations on the repatriation of capital by Unitel in Angola and the Company’s past experience, Portugal Telecom does not anticipate any problem regarding the collectability of the receivables from Unitel, especially given that a substantial portion had already been collected between December 31, 2010 and the filling date of the Form 20-F.

In its next Annual Report on Form 20-F, the Company expects to enhance its disclosure by describing the amounts collected subsequent to the end of the fiscal year and prior to the filing date of the report.

34.4. Revaluations, pages F-94, F-95

Comment 6:                               We note your disclosure that in 2008, an independent appraiser considered three valuation methodologies to determine the fair value of your real estate properties and utilized the replacement cost approach (subject to five significant factors) to determine the fair value of your ducts infrastructure. However, in concluding that the assets revalued in 2008 did not experience significant changes since then, you relied on one valuation method for real estate and appeared to have updated only one factor under the replacement cost approach for the ducts infrastructure. In light of the global contraction of real estate values, tell us why you believe that your assessment at 2010 was appropriate.

Response:                                         According to IAS 16.34, the frequency of revaluations depends upon the changes in fair values of the items of property, plant and equipment being revalued. When the fair value of a revalued asset differs materially from its carrying amount, a further revaluation is required. In 2010, based on the procedures described below, the Company concluded that the changes in fair value of those assets were not significant and, accordingly, that it was unnecessary to prepare a new revaluation of the assets. The procedures followed in reaching the conclusion that the fair values of the revalued assets in 2010 did not differ materially from their carrying amounts were as follows:

For the Company’s real estate assets, it obtained from the appraiser entities the market prices of monthly rent per square meter based on the location of the assets and the discount rate. The Company noted that this information did not change significantly between 2008 and 2010, as the monthly average rent for square meter was Euro 8.1 and 7.8 in 2008 and 2010, respectively, and the discount rate remained broadly the same at 8%. The carrying value of these assets decreased approximately 6.4% due to the depreciation expense recorded from the date of the revaluation.

For the ducts infrastructure, the Company believes that the factor corresponding to current and observable prices of materials and construction work related to the installation of the ducts underground is the only factor that could cause a significant change in the market value of these assets. For the remaining factors affecting the ducts infrastructures’ fair values, Portugal Telecom concluded that no significant change was produced based on the following analysis:

(a)          The nature of the soil and road surfaces where ducts are installed is not expected to change within a two-year period;

(b)         The internal costs directly attributable to the construction of the ducts infrastructure network are related to the departments directly involved in the planning and construction of the ducts infrastructure network. Since the Company’s labor costs did not increase significantly from the last year’s (the increase was approximately 1%), the Company made the determination not to update this factor;

(c)          The depreciation factor was considered in order to ensure that the replacement cost was consistent with the remaining useful life of the assets revalued. Since the Company has no reason to change the useful life of these assets, it did not revise this factor; and

(d)         As the type of ducts currently used are not significantly different from the ones considered in 2008, the Company also did not revise the technological factor.

For the reasons set forth above, the Company believes that its assessment in 2010 was appropriate.

Financial ratios, page F-101

Comment 7:                               We note you disclose the required financial ratios for material debt covenants. In your Liquidity and Capital Resources discussion, please disclose and explain the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Further, discuss the potential consequences of not complying with such ratios.

Response:                                         As of each reporting date, the actual ratios (consolidated net debt to EBITDA) and the maximum ratios were as follows (as of December 31 of each year specified):

	2010	2009	2008
NET DEBT/EBITDA
Actual ratio	1.4	2.3	2.3
Maximum ratio acceptable	Up to 3.5 or 4.0 depending on the financing contracts

The reduction of “consolidated net debt to EBITDA” in 2010 was primarily explained by the cash received from the disposition of Vivo amounting to Euro 5.5 million. The principal consequence of not complying with this financial ratio would be the early payment of the loans obtained or the termination of available credit facilities (approximately Euro 1 billion) and, in certain circumstances, the increase in the cost of the financing of credit facilities.

The Company acknowledges the Staff’s comment regarding this matter and respectfully requests that the Company be permitted to include the requested disclosure in the Liquidity and Capital Resources discussion in its next Annual Report on Form 20-F, in line with the information set forth above.

46.3. Tax contingencies, page F-135

Comment 8:                               We note your provisions for probable tax contingencies estimated based on internal information and the opinion of external tax advisors. In light of the significant difference between your provisions and the Euro 203 million in guarantees given to tax authorities, tell us why you believe that your provisions were adequate for 2010 and 2009.

Response:                                         As disclosed in Note 43 to the financial statements included in the Form 20-F, the Company has provided guarantees of Euro 203 million to tax authorities related to certain tax assessments.

According to the Portuguese tax legislation, in order to be able to hold open discussions with the tax authorities and to avoid the payment of a given tax assessment, the taxpayer must submit a claim or an appeal to the tax authorities or a tax court and present a valid guarantee.

These two conditions (claim/appeal and guarantee) are required and must be complied with before the process can continue, regardless of the amount of the tax assessment or the likelihood of success of the appeal or the claim.

Portugal Telecom’s provisions for tax contingencies are recorded pursuant to IAS 37.  Following IAS 37, with respect to certain disagreements with tax authorities, the Company did not record any provision, although in order to claim or appeal to a court, it was necessary for the Company to provide a guarantee, as explained above. This assessment was made by the Company’s internal tax department and also by its external tax advisors. Based on the assessment made and the opinions of the tax experts involved, the Company’s management believes that the provisions recorded by the Company are adequate as of December 31, 2010 and 2009.

47. Subsequent Events, page F-137

Comment 9:                               Tell us more about the factors that you considered in concluding that you share control over Oi. Refer to your basis in the accounting literature.

Response:                                         As mentioned in Note 47 to the Company’s annual financial statements, on March 28, 2011, Portugal Telecom completed the acquisition of a direct and indirect stake of 25.3% in Telemar Norte Leste, S.A. (“Telemar Norte Leste” or “Oi”) through:

•                  The subscription of share capital increases undertaken on March 28, 2011 by Telemar Participações, S.A. (“Telemar Participações”), Tele Norte Leste Participações, S.A. (“TNL”) and Telemar Norte Leste; and

•                  The acquisition of a 35% stake in each of the two main shareholders of Telemar Participações, Andrade Gutierrez Telecomunicações, Ltda. (“AG Tel”) and La Fonte Telecom, S.A. (“LF Tel”).

Telemar Participações controls Oi through its investment in TNL.  Telemar Participações fully consolidates TNL and Oi.  On the date of this acquisition, the Company entered into shareholders’ agreements with the above-mentioned two shareholders of Telemar Participações. These agreements or a summary of these agreements were included as an exhibit in the Form 20-F, and the agreements are described under Item 4—Information on the Company—Our Businesses—Strategic Alliances—Strategic Partnership with Oi on pages 50-53 of the Form 20-F.

Based on the terms of these agreements, Portugal Telecom, AG and LF contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações on a number of strategic financial and operating decisions relating to the activity of the Oi group, namely those related to the approval of annual budget, financing and investing activities, changes in the shareholders’ agreements, share capital increases and contracts with related parties, among other matters.

Therefore, in accordance with the provisions of IAS 31, the Company concluded that it contractually shares the control of Telemar Participações and that this company is a jointly controlled entity (paragraph 24).

Portugal Telecom has chosen to use the proportional consolidation method in order to recognize its investments in the jointly controlled entities Telemar Participações, TNL and Oi, notwithstanding the option included in IAS 31 to apply the equity method of accounting. The Company believes that this method better represents the geographical exposure and size that Portugal Telecom maintains, and the accounting policy adopted by Portugal Telecom in 2011 is consistent with the one applied in 2010 regarding Portugal Telecom’s former investment in the jointly controlled entity Vivo.

III. Associated companies, page F-144

Comment 10:                        Please tell us why you have an effective interest that is significantly less than your 100% direct ownership interest in certain of your associated companies located in Portugal and Africa as listed herein. For instance, are there any significant restrictions on your ability to access or use the assets and settle the liabilities of these associated companies?

Response:                                         Referring to the table, the first column sets forth direct ownership, indicating the entity that directly owns the interest in the applicable associated company. The second column sets forth effective ownership and shows the effective interest computed based on the direct ownership explained above, multiplied by the direct interest owned by Portugal Telecom and its subsidiaries in the entity that owns the direct interest. The Company offers the following example:

Inesc Inovação — this company is 90%-owned by Inesc, and Inesc is 35.89% owned by Portugal Telecom. Accordingly, Portugal Telecom effectively owns an interest on Inesc Inovação of 32.3% (90% x 35.89%=32.3%).

The Company confirms that there are no significant restrictions on its ability to access or use assets and settle liabilities of its associated companies.

The Company acknowledges the Staff’s comment and, in future filings, will clarify the meaning of the column headings in the referenced table.

*                                         *                                         *

The Company has advised us that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Ivette Leon, Assistant Chief Accountant
Kathryn Jacobson, Senior Staff Accountant
Luis Pacheco de Melo